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Exhibit

Exhibit            Description

99                    Announcement on 2019/07/22: UMC announced its subsidiary, HeJian Technology (Suzhou) Co., Ltd., to suspend the submission process for listing application

Exhibit 99

UMC announced its subsidiary, HeJian Technology (Suzhou) Co., Ltd., to suspend the submission process for listing application

1. Applicant: HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.

2. Relationship to the Company and shareholding ratios of subsidiaries:

The Company’s subsidiary; shareholding ratio: 98.14%

3. Results: NA

4. Countermeasures: Please refer to item 5

5. Any other matters that need to be specified:

With regard to UMC subsidiary HeJian Technology’s application for listing on the Shanghai Stock Exchange (“SSE”), after several rounds of inquiries between UMC’s China guarantor agent Chang Jiang Financing Services Co. and relevant regulators, there has been limited consensus on the application. Therefore, Chang Jiang Financing Services Co. has recommended that UMC hold its application for listing on SSE.

UMC and its subsidiary HeJian Technology have decided to comply, thus suspending the listing application.

The suspension of the application does not have any material impact on UMC’s finances and business. Given that UMC is listed on both the Taiwan TWSE and the U.S. NYSE, with ample experience in international financing, the company will continue to leverage its strong roots in Taiwan with global diversification in order to continue to pursue its long-term, sustainable business strategy.